Exhibit 99.4

Free Translation

OI S.A. – IN JUDICIAL REORGANIZATION

Federal Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

PUBLICLY-HELD COMPANY

EXTRACT FROM THE MINUTES OF THE MEETING OF THE FISCAL COUNCIL
HELD ON 28 MARCH 2021.

As secretary of the meeting of the Fiscal Council, I hereby CERTIFY that the items (5) and (6) of the agenda of the meeting of the Fiscal Council of Oi S.A. – in Judicial Reorganization held on March 28, 2021, at 4:00 pm, by video conference, reads as follows:

“in relation to item (5) of the agenda, a proposal was presented for the merger by the Company of its wholly owned subsidiary Telemar Norte Leste S.A. – in Judicial Reorganization (“Telemar”), with issue of new common shares to be held in treasury, pursuant to article 226, paragraph 1st of Law No. 6,404/76 (“Corporations Law”), without modifying the value of the Company’s share capital. The Fiscal Council members, in the exercise of the duties conferred on them by item III, of article 163 of the Corporations Law and, within the limits of their attributions, examined the proposal for the merger of Telemar by the Company, with issuance of new common shares to be held in treasury as a result of the merger of Telemar, without alteration of the value of the Company’s share capital, in accordance with the related documents (a) the Protocol and Justification of the Merger of Telemar by the Company, including all its annexes (“Protocol and Justification of Telemar”); (b) the appraisal report, at book value, of Telemar’s net assets that will be merger into the Company; (c) the appraisal report of the Company’s and Telemar’s net assets, at market values, on the same date and according to the same criteria, for the purposes of article 264 of the Corporations Law; and (d) the appraisal report containing the economic-financial evaluations of Telemar and the Company, according to the discounted cash flow method; all prepared by Meden Consultoria Empresarial Ltda. on the base date of December 31, 2020. The Fiscal Council members, after discussing the proposal and clarifying the issues raised, opined that the proposal for the merger of Telemar is in conditions to be submitted to the General Meeting of the company, in accordance with the Protocol and Justification of Telemar and the corresponding appraisal reports, with the issue of new common shares to be held in treasury, in accordance with article 226, paragraph 1st of the Corporations Law and without alteration of the value of the Company’s share capital. Regarding item (6) of the agenda, Mr. Antonio Carlos Correa Neto presented a proposal for the merger by the Company of the portion split of Brasil Telecom Compresa Multimidia S.A. (“BTCM”), in accordance with the documents related to the merger presented: (a) the Protocol and Justification of the Partial Spin-off of BTCM with Merger of the portion split by the Company, including all its annexes (“Protocol and Justification of BTCM”); and (b) the appraisal report of the split portion of BTCM’s net equity, at book value, prepared by Meden Consultoria Empresarial Ltda. (“Merger of the Split Portion of BTCM”). After the matters have been evaluated and discussed, and after the executive officers of the Company provided the explanations requested, the Fiscal Council members unanimously opined that the proposal to the Merger of the Split Portion of BTCM is in condition to be submitted to the General Meeting, under the terms of the Protocol and Justification of BTCM and the corresponding appraisal report.”

Present all the members of the Fiscal Council and signed by the following members: Mr. Pedro Wagner Pereira Coelho, Mr. Alvaro Bandeira, Mrs. Daniela Maluf Pfeiffer and Mr. Raphael Manhaes Martins.

Rio de Janeiro, March 28, 2021.

Daniella Geszikter Ventura

Secretary of the Meeting